

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 1, 2008

Via U.S. Mail

Mr. Aubrey K. McClendon, Chief Executive Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re:** **Chesapeake Energy Corporation**
> **Form 10-K**
> **Filed February 29, 2008**
> **File No. 1-13726**

Dear Mr. McClendon:

We have reviewed your response letter dated September 5, 2008, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2007

Definitive Proxy Statement filed April 29, 2008

Transactions with Related Persons, page 53

Founder Well Participation Program, page 53

1.   We note your response to prior comment 1 of our letter dated August 19, 2008. It is still unclear whether the revenues that Mr. Aubrey McClendon receives from his FWPP participation constitute compensation for Item 402 of Regulation S-K purposes. Please provide us with the following information to assist us with our assessment:

   - identify any other members of your management or any directors that have acquired or can acquire working interests and generate revenues under the FWPP or have similar entitlements;
   - identify the unaffiliated third party participants who have working interest participations in your wells;
   - disclose the amounts that Mr. McClendon paid for his participation in the FWPP and the revenues he generated from his participation since 2005; and
   - disclose the present value of the future net revenue of the estimated proved developed producing reserves attributable to Mr. McClendon's interest under the FWPP as of December 31, 2007. In this regard, we refer you to relevant disclosure in the definitive proxy statement filed on April 29, 2005, which was submitted to your shareholders with the purpose of seeking their approval of the new Founders Well Participation Program.

 Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Karney
        C. Moncada-Terry